Exhibit 11- Computation of Earnings Per Share

BRIDGE BANCORP, INC. AND SUBSIDIARY
Unaudited Computation of Per Share Income

Three months ended March 31,                                      2000           1999
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Net Income                                                  $1,210,000       $953,000
Common Equivalent Shares:
Weighted Average Common Shares Outstanding                   4,250,564      4,244,791
Weighted Average Common Equivalent Shares                       17,933         30,187
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Weighted Average Common and Common Equivalent Shares         4,268,497      4,274,978
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Net Income per Common Equivalent Share                           $0.28          $0.22